Glen Y. Sato (650) 843-5502 gsato@cooley.com VIA EDGAR

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

March 10, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant

RE:	Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 001-33213

Dear Mr. Rosenberg:

On behalf of Affymax, Inc. (the “Company”), we hereby provide additional responses in follow-up to our January 9, 2009 letter (the “Prior Response”) to address the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 19, 2009 relating to the Company’s Annual Report on Form 10-K, File No. 001-33213, filed with the Commission on March 13, 2008. The numbering of the paragraphs below corresponds to the numbering of the comment letter, which, for the Staff’s convenience, has been incorporated into this response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition, page 51

1. Comment:  Please refer to your response to comment one and address the following:

•                  Tell us why it is appropriate to use a different revenue recognition method for the commercialization period than the development period given that you have a similar manufacturing obligation for both. Also, please tell us why the development period revenue recognition is all recognized under the Contingency Adjusted Performance method, but the commercialization period revenue recognition is broken up into separate revenue recognition methods.

Response: We believe that the amendment to our arrangement with Takeda effective January 1, 2008 represents a material modification to the arrangement. The amendment provides us the right to opt-out of the joint steering committee obligation beginning January 1, 2011, which materially modified the scope of our performance obligations under the arrangement by modifying the length of our obligation to participate on the joint steering committee.  This enabled us to estimate the term over which all of the activities in the development period will be delivered. We believe that this represents a material modification to the agreement, thus requiring that we re-evaluate the accounting for the Arrangement. The first step of our analysis was to identify the deliverables included in the arrangement that must be evaluated pursuant to EITF 00-21.

Our current deliverables to Takeda relate to the development period and are well defined. Our development period deliverables include: a license to use our technology, our participation in the collaboration’s joint steering committee, our development activities as outlined in the collaboration’s development plan, and the manufacture and supply of active pharmaceutical ingredient (API) to Takeda for clinical, research and other development activities.

As discussed in our Prior Response, the agreement with Takeda also addresses other activities/deliverables that we will undertake if and when the development period is successfully completed and the marketing of a commercially viable drug commences.  In order to commence the commercialization period, our product candidate will be required, among other things, to achieve both the efficacy and safety end-points of our clinical trial protocol, and to have the new drug application accepted and approved by the Food and Drug Administration (FDA). Further, there are not only significant risks of failure in our clinical trials, but also significant challenges associated with the manufacturing activities during the development period.  Our product candidate, Hematide, is a new chemical entity.  As such, during the development period we have expended, and continue to expend, tremendous efforts and resources to develop, improve and scale up our manufacturing process with our third party manufacturers to produce the API.  In order to complete the development stage, we will need to qualify and validate our manufacturing process at those contract manufacturers to ensure consistent and reliable production of API at a commercially viable cost and level. There is no assurance that we will succeed at producing at a commercial scale or even if successful that this can be achieved in a timely manner.

Because the delivery of the commercialization period elements is contingent on the occurrence of events that are not in the control of either ourselves or Takeda, we do not believe that those activities represent current deliverables that must be evaluated as elements of a multiple-element arrangement pursuant to EITF 00-21.  Therefore, these activities have been excluded from our analysis of the current accounting for the arrangement.

For the reasons described previously, we believe the deliverables in the commercialization period are highly contingent. The concept that contingent deliverables should be treated separately from deliverables that represent current

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obligations is consistent with paragraph 14 of EITF 00-21 that requires revenue from contingent deliverables be excluded from the allocation of revenue until the contingency is resolved or can be deemed probable in accordance with FASB Statement No. 5 “Accounting for Contingencies”. We also note per our review of the minutes of the recent Working Group and Task Force deliberations relating to EITF 08-1, “Revenue Arrangements with Multiple Deliverables” that the FASB staff “acknowledged that the term deliverable is currently not clearly defined in the accounting literature and that a considerable amount of judgment is required to identify a deliverable.”(1)  Further, we note that the Working Group specifically discussed whether contingent deliverables should be evaluated pursuant to EITF 00-21 at the inception of an arrangement. The Working Group noted that there is mixed practice regarding the accounting for contingent deliverables, but ultimately recommended to the Task Force that they not provide additional guidance on the accounting for such deliverables. This recommendation was ultimately accepted by the Task Force.

We have evaluated the development period deliverables referred to above pursuant to EITF 00-21 to determine if the various deliverables should be accounted for as one unit of accounting.  In accordance with EITF 00-21, we have concluded that these deliverables taken together represent a single unit of accounting.  Because of the modification to the arrangement described previously, we believe the development period term can be reasonably estimated.

•                  Please clarify why you believe you have objective and reliable evidence of the fair value of the undelivered item for the commercialization phase of the agreement pursuant to paragraph 9b of EITF 00-21 when your manufacturing obligation could potentially be indefinite.

Response: As noted above, we do not believe the commercialization period obligations are current deliverables given the contingent nature of these obligations. As a consequence, we do not believe a determination of fair value of the manufacturing obligation during the commercialization phase is necessary to determine the current accounting for our development period deliverables.

To be responsive to your comment as to whether contingent deliverables are considered in an analysis of a multiple-element arrangement performed pursuant to EITF 00-21, we have also considered whether the development period deliverables, as a single unit of accounting, could be separated from the commercialization period deliverables.  For the reasons discussed in our response to comment 1 in the Prior Response, we believe that the development period deliverables have standalone value, and that we have reliable and objective evidence of fair value of the commercialization period deliverables.  Accordingly, we believe that even if one were to conclude that our contingent commercialization period deliverables should be included in the current EITF 00-21 analysis, a conclusion would be reached that the development

(1) EITF 08-1 Working Group Report No. 2 dated August 13, 2008

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period deliverables can be separately accounted for from the commercialization period deliverables.

Specific to the commercialization period manufacturing, in accordance with paragraph 16 of EITF 00-21, we have third-party evidence, including information supplied by multiple contract manufacturers, to support our determination that the consideration for the manufacturing and supply of the API as stated in the agreement [*] represents fair value.  The [*] represents a finalized term within our collaboration agreement; therefore we believe we have objective and reliable evidence of fair value.

As to the potentially indefinite period for the commercialization period manufacturing obligation, we note that the cost-plus pricing nature of our arrangement is akin to a fair value unit cost per item manufactured.  We also note, assuming a commercially viable drug is developed, that the amounts to be manufactured are indeterminate and contingent on marketplace demand.

We note that question 12-5 of the Ernst & Young Financial Reporting Developments book relating to EITF 00-21 addresses how the inclusion in an arrangement of a right to purchase an unlimited or unspecified number of goods or services at a fixed price-per-unit at the customer’s option affects the EITF 00-21 analysis. We believe that such rights are analogous to our manufacturing obligations, and the conclusion contained in such question is consistent with our conclusion. The question is reproduced for your ease of reference below.

12-5                                              Arrangement Includes an Indeterminate Number of Deliverables

Question:                           Does a right to purchase an unlimited or unspecified number of goods or services at a fixed price-per-unit affect the allocation of arrangement consideration and, if so, how?

Response:                         When a contractual arrangement provides the customer the option to purchase, at its election, an indeterminate number of deliverables at a fixed price-per-unit, a determination must be made as to whether the price-per-unit provides the customer with a significant and incremental discount that should be evaluated as a separate element of the arrangement (see FAQ 2-3). If so, the vendor may be required to allocate a portion of the arrangement consideration to the significant and incremental discount (see FAQ 12-4). No separate accounting is required if the per-unit pricing is at (or above) fair value. Additionally, anticipated future purchases should not be included in allocable arrangement consideration (see FAQ 11-1).

•                  Please clarify your revenue recognition method for the commercialization period as when it is “earned” is not descriptive. In addition, as it appears the manufacturing period could be indefinite, please clarify how that is taken into consideration in your

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revenue recognition policy. Provide us with the terms of the manufacturing obligation and tell us why you believe it is not indefinite, if such is the case.

Response: We respectfully submit to the Staff that our use of “earned” with respect to the revenue recognition method for the commercialization period was intended to communicate that we will ensure that our policy, in the event of entry into the commercialization period, will conform to all then-applicable accounting requirements.  We do not intend to publish our accounting policy for the commercialization period prior to entering into such period.

As to the indefinite term of the commercialization period manufacturing obligation, please see the preceding response.

•                  Paragraph 8 of ETIF 00-21 states that you should evaluate all deliverables in the arrangement to determine whether they represent separate units of accounting at the inception of the agreement and as each item is delivered. As it does not appear that the amendment to the agreement permits a re-evaluation, please tell us why you believe you can now break down your deliverables into separate units of accounting.

Response: While paragraph 8 states that an evaluation of the units of accounting must be performed at the inception of the arrangement and as each item is delivered, it does not exclude the re-evaluation of the units of accounting upon other significant changes in the arrangement.

As described previously, we believe the amendment dated January 1, 2008 is a material modification to the Arrangement. We respectfully submit to the Staff that we believe that the accounting for any arrangement must be reviewed upon any material change in the arrangement.

•                  Please clarify your conclusion in the last sentence of your response to comment one regarding the development period and the contingent commercialization period obligations being accounted for separately.

Response: As discussed above, the commercialization period obligations are contingent upon significant events outside of our or Takeda’s control, most notably acceptance and approval of our new drug application by the FDA. As a result, as discussed previously, we believe that the manufacturing obligation during the commercialization period is not a deliverable to be currently accounted for.

•                  Please revise your disclosure to clarify that you do not have any obligations during the development period that extend past January 1, 2011.

Response: We propose to clarify our disclosure prospectively in our Annual Report on Form 10-K for the year ended December 31, 2008 to state that we do not expect the development period obligations to extend past January 1, 2011.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

11. Income Taxes, page 93

•                  Please refer to your response to comment 2. Please tell us why for tax purposes you recognized the up-front payment received in 2006 in your 2007 federal taxable income.

Response: We elected to use the deferral method available under IRS Revenue Procedure 2004-34 Section 5.02(1)(a) in determining gross taxable income from up-front payments received in 2006. Under the deferral method, we are required to include up-front payments in gross taxable income in the tax year of receipt (2006) to the extent we have recognized revenue related to the up-front payments in our applicable financial statements ($1.7 million) in that year.  The remaining amount of the up-front payments ($120.3 million) was included in gross taxable income in the following tax year (2007).

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato, Esq.

cc:	Arlene M. Morris, Affymax, Inc.
Paul B. Cleveland, Affymax, Inc.
Steven Love, Affymax, Inc.
Grace U. Shin, Affymax, Inc.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.